07022746

centrica

082-04518

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	19 April, 2007
Att:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**5 (incl. this one)**

SUPPL

A recently released Stock Exchange Announcement follows.

Secretariat

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

RECEIVED
2007 APR 20 A 6:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 4/23

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 April 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
BRITISH GAS LAUNCHES NEW GREEN BUSINESS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

19 April 2007

British Gas launches new green business

British Gas, the UK's biggest household energy supplier, today announced the launch of a new business which will lead the company's drive to offer green, low carbon products and services to customers who want to manage their impact on climate change.

The business, British Gas New Energy, will compete in a rapidly growing market, advising customers on how to make their homes and businesses greener and supplying products and services to facilitate this. Gearóid Lane, previously Centrica's director of energy procurement, has been appointed managing director of the new business.

The new business will leverage the green position already established by British Gas's customer facing businesses. British Gas Residential has the lowest carbon intensity of any major UK energy supplier and is the leading supplier of green energy, and British Gas Services is the UK's leading supplier of A-rated, high efficiency boilers.

British Gas's new business initiatives will include the launch of a service providing Energy Performance Certificates (EPCs) which, under new legislation, are mandatory for those selling homes in the UK from 1 June 2007. EPCs will provide an energy efficiency rating for each building in a market where approximately 1.4 million homes are sold annually. British Gas Services plans to have trained 500 of its engineers to carry out the EPC surveys by the end of May and will recruit further engineers when required as the market expands.

A further new offering is solar heating panels, providing hot water supplies to the home, which British Gas engineers are now also qualified to install. In addition, through a new partnership between British Gas and certain local authorities, customers buying solar panels in some areas of the UK are able to earn a discount of up to £500 on their council tax. British Gas expects this scheme to be adopted by more local authorities.

Sam Laidlaw, chief executive of British Gas parent company Centrica, said: "We are already the biggest supplier of green electricity to UK homes and have the lowest carbon intensity of any UK energy supplier. Most UK homes are poorly insulated and the energy loss and emissions levels from them are much higher than they could be. We can use our expertise in the green energy sector to help home owners significantly reduce their impact on the environment and take a lead in this rapidly growing new business area."

British Gas is already the largest participant in the Government's Energy Efficiency Commitment (EEC), under which energy suppliers invest in domestic energy efficiency improvements. British Gas's EEC investment is expected to double to around £200m per annum in 2008. British Gas has delivered various innovative projects within its EEC programme, for example

its council tax rebate scheme for home insulation installations, and will continue to maximise the commercial opportunity from its EEC activities.

British Gas currently installs over 100,000 domestic boilers each year. It has taken the lead in the market and now only installs A-rated boilers with maximum energy efficiency that also have the capability to be linked up to solar heating equipment or other renewable sources of energy.

British Gas and Centrica have also committed to reduce their own environmental impacts. This includes a 10% reduction in energy usage in its buildings in the UK by the end of 2007 compared with December 2006 levels. Action is also being taken to cap emissions from the company car fleet with effect from May 2007, together with a continuing programme of driver fuel efficiency coaching and other initiatives.

As part of its future investment plans in energy efficiency, British Gas is exploring various new technologies in partnership with other companies. This includes work to develop a next-generation fuel cell domestic boiler that produces both heat and electricity and could reduce household carbon emissions by up to 50%, or up to 2.5 tonnes of CO_2 per year.

British Gas New Energy will also extend the company's range of green energy products, enabling customers to choose gas and electricity supplies that reduce the climate change impact of the energy consumed. It also plans to help customers to reduce the impact of their everyday lives on the environment through offering high quality "offset" products, using offsets certified by the European Union and United Nations.

It will take some time for the earnings from British Gas New Energy to become material. Overall the future UK market for domestic energy efficiency products, including microgeneration and energy efficient boilers, EPCs, loft and cavity wall insulation, has the potential to be worth several billion pounds per annum as awareness of the need for energy efficiency increases.

Enquiries:
Centrica investor relations tel: 01753 494900
Centrica media relations tel: 01753 494085

<u>Notes to editors:</u>

1. At present, the average household emits 5 tonnes of carbon dioxide a year, based on gas and electricity consumption. This accounts for approximately 25% of their total carbon "footprint", or emissions, with another 25% coming from travel and the rest from secondary activities such as consumption of food, clothing, furniture and from leisure activities.
2. Upgrading from an old, inefficient boiler to an A-rated model can save a household 1 tonne of CO_2 annually, or a fifth of average household CO_2 production.

3. Centrica is investing £750 million in renewable power generation, principally offshore wind. Its Lynn and Inner Dowsing development, currently being constructed off the Lincolnshire coast, is the UK's largest offshore wind development. Centrica is also developing a project to construct a clean coal-fired power station on Teesside, using carbon capture and storage, which could be the UK's cleanest fossil fuel plant.
4. British Gas has the lowest carbon intensity of any of the major UK energy suppliers in terms of tonnes of CO2 emitted per megawatt hour of electricity supplied to customers.
5. Options for customers to offset their CO2 emissions would be facilitated by a mechanism we plan to establish allowing customers to first calculate their own emissions and then purchase offsets backed by European Union Allowances (EUA) or Certified Emission Reduction (CER) certificates.

END